CONSENT OF AUTHOR

TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

I, Stewart J. Carmichael, do hereby consent to the filing of the written disclosure of the technical report titled “INTERIM REPORT ON RESERVES AND RESOURCES ON SOUTH MINERALIZATION, MACASSA MINE, FOR KIRKLAND LAKE GOLD INC.” dated January 24, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the news releases dated December 5, 2006 and December 7, 2006 of Kirkland Lake Gold Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the news release of Kirkland Lake Gold Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 24th Day of January, 2007.

Stewart J. Charmichael, P.Geo.